Beau Yanoshik

Partner

+1.202.373.6133

beau.yanoshik@morganlewis.com

via EDGAR Correspondence

October 24, 2023

Mr. Mark Cowan

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	SPDR Series Trust (the “Registrant”); SEC File Nos. 333-57793 and 811-08839; Post-Effective Amendment No. 309 to the Registrant’s Registration Statement on Form N-1A (“Amendment No. 309”)

Dear Mr. Cowan:

This letter responds to comments you provided in a telephonic conversation with me on October 10, 2023, with respect to Amendment No. 309. Amendment No. 309 was filed on August 23, 2023, and included disclosure with respect to the SPDR MSCI USA Gender Diversity ETF and SPDR S&P Dividend ETF (each, a “Fund” and collectively, the “Funds”), each a series of the Registrant, as set forth in the Prospectuses and Statements of Additional Information filed as part of Amendment No. 309.

Summaries of the comments with respect to the Funds, and responses thereto on behalf of the Registrant, are provided below. All page references refer to the pages in Amendment No. 309. Capitalized terms not defined herein should be given the meaning provided in Amendment No. 309.

Prospectuses:

1.	Comment: Please confirm whether the SPDR MSCI USA Gender Diversity ETF gave 60 days’ notice to shareholders prior to changing its index.

Response: The SPDR MSCI USA Gender Diversity ETF gave shareholders 50 days’ notice prior to the change in the Index.

Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, NW Washington, DC 20004	+1.202.739.3000
United States	+1.202.739.3001

2.	Comment: Please file on EDGAR a completed draft of each Fund’s fee table and example information prior to effectiveness.

Response: The completed fee and example tables for each Fund are included in Appendix A to this correspondence.

3.

Comment: With respect to the SPDR MSCI USA Gender Diversity ETF, because the name of the Fund includes a portion of the name of the Fund’s underlying index, please include a Rule 35d-1 policy to invest at least 80% of the Fund’s assets in securities included in the Index. In addition, please include a Rule 35d-1 policy with respect to the term “gender diversity.” Please disclose these policies, along with the Fund’s Rule 35d-1 policy to invest in securities of United States companies which is currently disclosed in the SAI, in “The Fund’s Principal Investment Strategy” section, along with disclosure stating that the policies may be changed upon 60 days’ written notice to shareholders. In addition, please include in either Item 4 or 9 a definition of what the Fund considers a United States company.

Response: The Registrant is aware of the recently adopted amendments to Rule 35d-1 and the December 10, 2025, compliance date. The Registrant intends to assess and address the amendments with respect to the Registrant’s series, as necessary, prior to the compliance date. The Registrant does not believe, however, under current Rule 35d-1, that the Fund is required to adopt a Rule 35d-1 policy with respect to securities included in the Index or with respect to the term “gender diversity.”

The comment first requests that the Fund include a Rule 35d-1 policy to invest at least 80% of the Fund’s assets in securities included in the Index because a portion of the Index’s name is included in the name of the Fund. The Registrant notes that Footnote 42 in the 2001 Rule 35d-1 Adopting Release specifies that the term “index” suggests a focus on a particular type of investment and investment companies including this term in their name are therefore subject to Rule 35d-1. The Fund does not include the term “index” in its name and, as a result, the Registrant has not included a Rule 35d-1 policy. Although the Fund has not included a Rule 35d-1 policy related to the Index in the prospectus and SAI, the Registrant notes that, as stated in the Fund’s principal investment strategy, the Fund, under normal market conditions, generally invests substantially all, but at least 80%, of its total assets in the securities comprising the Index.

The comment also requests that the Fund include a Rule 35d-1 policy with respect to the term “gender diversity.” The Registrant does not believe the term “gender diversity” implicates current Rule 35d-1(a)(2). Current Rule 35d-1(a)(2) requires that a fund with a “name suggesting that the [f]und focuses its investments in a particular type of investment or investments, or in investments in a particular industry or group of industries,” adopt a policy to invest, under normal circumstances, at least 80% of the value of the fund’s net assets plus borrowings for investment purposes in the types of investments or industries suggested by the fund’s name. The Registrant respectfully submits that the term “gender diversity” does not suggest investment in any type of investment or industry.

The comment next requests that the Registrant disclose the Fund’s Rule 35d-1 policy to invest in securities of United States companies which is currently disclosed in the SAI, in “The Fund’s Principal Investment Strategy” section. The Registrant notes that the “Principal Strategies” discussion within the “Additional Strategies Information” section in Item 9 includes the following disclosure:

As described in the SAI, the Fund has adopted a non-fundamental investment policy to invest at least 80% of its net assets, plus the amount of borrowings for investment purposes, in investments suggested by its name, measured at the time of investment. The Fund will provide shareholders with at least 60 days’ notice prior to any change in this non-fundamental 80% investment policy.

The Registrant believes the current disclosure is appropriate. In addition to the non-fundamental Rule 35d-1 policy in the SAI and the disclosure noted above in the “Additional Strategies Information” section, the Fund also has a policy disclosed in “The Fund’s Principal Investment Strategy” section to invest at least 80% of its assets in securities comprising the Index. “The Fund’s Principal Investment Strategy” section notes that the selection universe for the Index is a parent index designed to measure the performance of the large- and mid-cap segments of the U.S. market. As a result, the Registrant believes the current disclosure in its totality is clear that the Fund will invest at least 80% of its respective net assets in securities of United States companies.

In response to the request to add a definition of what the Fund considers a United States company, the Registrant has added the following sentence to the third paragraph in “The Fund’s Principal Investment Strategy” section:

The MSCI USA Gender Diversity Select Index (the “Index”) is designed to represent the performance of companies that exhibit a commitment towards promoting and maintaining a high level of gender diversity across the different levels within their organization, including their corporate board, executive and senior management, and workforce. The selection universe for the Index includes all constituents in the MSCI USA Index (the “Parent Index”), which is designed to measure the performance of the large- and mid-cap segments of the U.S. market. The Parent Index includes companies classified as United States companies by the Index Provider generally based on the company’s country of incorporation and the primary listing of its securities.

4.

Comment: With respect to the following sentence included in “The Fund’s Principal Investment Strategy” section for each Fund, please include disclosure in both Items 4 and 9 explaining how the investments identified in this sentence help the Fund track the Index.

In addition, in seeking to track the Index, the Fund may invest in equity securities that are not included in the Index, cash and cash equivalents or money market instruments, such as repurchase agreements and money market funds (including money market funds advised by the Adviser).

Response: Each Fund may invest in the securities identified in the sentence above in a number of circumstances. For example, a Fund may invest in securities that are not yet represented in the Index in anticipation of their addition to the Index. When a Fund receives cash as part of a creation transaction or due to the sale of a Fund holding, but cannot immediately invest the cash, the Fund may temporarily hold the cash or invest it in cash equivalents or money market instruments. These investments are consistent with each Fund’s sampling strategy. The Registrant notes the paragraph below, currently included in the “Principal Strategies” discussion within the “Additional Strategies Information” section in Item 9, explaining the Funds’ sampling strategies.

The Adviser will utilize a sampling strategy in managing the Fund. Sampling means that the Adviser uses quantitative analysis to select securities, including securities in the Index, outside of the Index and derivatives that have a similar investment profile as the Index in terms of key risk factors, performance attributes and other economic characteristics. These include industry weightings, market capitalization, and other financial characteristics of securities. The quantity of holdings in the Fund will be based on a number of factors, including asset size of the Fund. In addition, from time to time, securities are added to or removed from the Index. The Adviser may sell securities that are represented in the Index, or purchase securities that are not yet represented in the Index, in anticipation of their removal from or addition to the Index. Further, the Adviser may choose to overweight securities in the Index, purchase or sell securities not in the Index, or utilize various combinations of other available techniques, in seeking to track the Index.

5.	Comment: Please revise the sentence below, included in “The Fund’s Principal Investment Strategy” section for each Fund, as noted.

In seeking to track the Index, the Fund’s assets ~~may~~ will be concentrated in an industry or group of industries, ~~but only~~ to the extent that the Index concentrates in a particular industry or group of industries.

Response: The Registrant believes the disclosure included in the 485(a) filing is correct and appropriate. In particular, due to the fact that each Fund employs a sampling strategy, there may be instances when the Index is concentrated in an industry or group of industries, but the Fund is not.

6.

Comment: Please disclose in “The Fund’s Principal Investment Strategy” section of each Fund if the Index is concentrated in an industry or group of industries and include corresponding principal risk disclosure in Items 4 and 9 discussing the risks associated with concentration and the risks associated with any industry or group of industries, as applicable.

Response: The Registrant has added disclosure to the principal strategies and principal risks sections related to the sectors which represented a significant portion of the respective Fund as of August 31, 2023.

7.

Comment: The Staff notes the reference to the “Diversity Management Score” in the SPDR MSCI USA Gender Diversity ETF’s “The Fund’s Principal Investment Strategy” section. Please disclose the required Diversity Management Score for eligibility for inclusion in the Index.

Response: The Registrant confirms there is no minimum Diversity Management Score necessary for inclusion in the Index. The Diversity Management Score is not used as a screen, but rather is one of two components for determining a security’s MSCI Gender Diversity Score, as discussed in “The Fund’s Principal Investment Strategy” section.

8.	Comment: Please provide a plain English explanation of the following sentence included in the SPDR MSCI USA Gender Diversity ETF’s “The Fund’s Principal Investment Strategy” section.

For each GICS (Global Industry Classification Standard) sector, companies are selected for inclusion in the Index primarily in decreasing order of MSCI Gender Diversity Score until 50% of the free float adjusted market capitalization of the sector is reached.

Response: The Registrant has revised the disclosure as follows:

For each GICS (Global Industry Classification Standard) sector, companies are selected for inclusion in the Index primarily in decreasing order of MSCI Gender Diversity Score until 50% of the free float adjusted market capitalization (calculated by multiplying the number of shares readily available in the market by the price of such shares) of the sector is reached.

9.

Comment: With respect to the following sentence included in the SPDR MSCI USA Gender Diversity ETF’s “The Fund’s Principal Investment Strategy” section, please confirm if the 4.5% limit applies to a GICS industry/group of industries, or if it applies to individual securities.

To mitigate concentration risk, each security’s weight in the Index is capped at 4.5%, and any weight exceeding this limit will be redistributed on a pro-rata basis to securities of issuers that do not exceed the 4.5% limit.

Response: The Registrant confirms the 4.5% limit applies to individual securities.

10.	Comment: For each Fund, please include a Concentration Risk discussion in the “Principal Risks of Investing in the Fund” section if the Fund will be concentrated.

Response: The Registrant believes the current placement of the “Concentration Risk” discussion in the “Non-Principal Risks” section is appropriate. Because each Fund’s strategy is to track its Index, the Fund’s investments may be concentrated in a particular industry or group of industries to the extent that its Index is concentrated in a particular industry or group of industries. As a result, a Fund may or may not be concentrated at any given time. The Registrant notes that, to the extent a Fund invests significantly in a sector as of a certain date, disclosure will be included in the Fund’s corresponding “Principal Risks of Investing in the Fund” section.

11.

Comment: For each Fund, in the “Principal Risks of Investing in the Fund” section, please revise the “Fluctuation of Net Asset Value, Share Premiums and Discounts Risk” discussion to address the risk of widening bid-ask spreads. For the SPDR MSCI USA Gender Diversity ETF, please add similar disclosure with regards to the “Valuation Risk” discussion.

Response: The Registrant believes the disclosure below, which is currently included in the “Costs of Buying and Selling Shares” discussion, addresses the risks of widening bid-ask spreads and, as a result, the Registrant has not revised the “Fluctuation of Net Asset Value, Share Premiums and Discounts Risk” and “Valuation Risk” discussions as requested.

In addition, secondary market investors will also incur the cost of the difference between the price that an investor is willing to pay for Fund Shares (the “bid” price) and the price at which an investor is willing to sell Fund Shares (the “ask” price). This difference in bid and ask prices is often referred to as the “spread” or “bid/ask spread.” The bid/ask spread varies over time for Fund Shares based on trading volume and market liquidity, and is generally lower if Fund Shares have more trading volume and market liquidity and higher if Fund Shares have little trading volume and market liquidity. Further, increased market volatility may cause increased bid/ask spreads. Due to the costs of buying or selling Fund Shares, including bid/ask spreads, frequent trading of Fund Shares may significantly reduce investment results and an investment in Fund Shares may not be advisable for investors who anticipate regularly making small investments.

12.

Comment: The Staff notes the inclusion of “Valuation Risk” as a principal risk of the SPDR MSCI USA Gender Diversity ETF. Given the nature of the Fund’s investments, please explain why potentially a large portion of the Fund’s portfolio may be valued on the basis of factors other than market quotations.

Response: The Registrant notes that certain of the mid-capitalization securities in which the Fund may invest may, from time to time, need to be fair valued. As a result, the Registrant believes it is appropriate to include “Valuation Risk” as a principal risk of the Fund, but has revised the discussion as follows:

Valuation Risk: Some portfolio holdings~~, potentially a large portion of the Fund’s investment portfolio,~~ may be valued on the basis of factors other than market quotations. This may occur more often in times of market turmoil or reduced liquidity. There are multiple methods that can be used to value a portfolio holding when market quotations are not readily available. The value established for any portfolio holding at a point in time might differ from what would be produced using a different methodology or if it had been priced using market quotations. Portfolio holdings that are valued using techniques other than market quotations, including “fair valued” securities, may be subject to greater fluctuation in their valuations from one day to the next than if market quotations were used. In addition, there is no assurance that the Fund could sell or close out a portfolio position for the value established for it at any time, and it is possible that the Fund would incur a loss because a portfolio position is sold or closed out at a discount to the valuation established by the Fund at that time.

13.	Comment: For each Fund, in the “Portfolio Management” section, please state that the portfolio managers listed are jointly and primarily responsible for the day-to-day management of the Fund.

Response: The Registrant believes the current disclosure is appropriate and consistent with Item 5 of Form N-1A, which states: “State the name, title, and length of service of the person or persons employed by or associated with the Fund or an investment adviser of the Fund who are primarily responsible for the day-to-day management of the Fund’s portfolio” (emphasis added).

14.	Comment: For each Fund, the Staff notes that the disclosure in the “Additional Strategies Information” section cross-references the “Fund Summary” for a more complete discussion.

Item 9 disclosure should not cross reference to information included in the “Fund Summary” and instead should follow the layered approach contemplated by Form N-1A. The summary should be derived from the more detailed discussion of the principal strategies disclosed in Item 9. Please revise in accordance with the requirements of Item 4 and Item 9. See IM Guidance Update 2014-08.

Response: The Registrant believes each Fund’s current Item 4 disclosure provides an adequate and appropriate summary of the Fund’s principal investment strategy and therefore has not revised either the Item 4 or Item 9 disclosure. The Registrant notes that General Instruction 3(a) to Form N-1A states that “[i]nformation that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus.” Therefore, consistent with Form N-1A instructions, the information is not repeated in response to Item 9 with respect to the Funds.

15.	Comment: For each Fund, please include additional information about the Index methodology in the “Additional Strategies Information” section.

Response: The Registrant believes “The Fund’s Principal Investment Strategy” section in Item 4 for each Fund currently includes the relevant and material terms of the Index methodology. As a result, the Registrant respectfully declines to revise the “Additional Strategies Information” section.

16.

Comment: With respect to the following disclosure included in each Fund’s “Additional Strategies Information” section, please explain supplementally what types of securities the Fund may invest in that are “outside of the Index” when implementing its sampling strategy.

Sampling means that the Adviser uses quantitative analysis to select securities, including securities in the Index, outside of the Index and derivatives that have a similar investment profile as the Index in terms of key risk factors, performance attributes and other economic characteristics.

Response: The Registrant directs the Staff to its response to Comment 4 above which provides examples of the types of investments the Fund may invest in that are outside its Index.

17.	Comment: With respect to the following sentence included in each Fund’s “Additional Strategies Information” section, please explain why and when this would occur.

Further, the Adviser may choose to overweight securities in the Index, purchase or sell securities not in the Index, or utilize various combinations of other available techniques, in seeking to track the Index.

Response: The disclosure refers to a Fund’s utilization of a sampling strategy in managing the Fund. The Registrant notes the paragraph below, currently included in the “Principal Strategies” discussion in the “Additional Strategies Information” section for each Fund, explaining the Fund’s sampling strategy.

The Adviser will utilize a sampling strategy in managing the Fund. Sampling means that the Adviser uses quantitative analysis to select securities, including securities in the Index, outside of the Index and derivatives that have a similar investment profile as the Index in terms of key risk factors, performance attributes and other economic characteristics. These include industry weightings, market capitalization, and other financial characteristics of securities. The quantity of holdings in the Fund will be based on a number of factors, including asset size of the Fund. In addition, from time to time, securities are added to or removed from the Index. The Adviser may sell securities that are represented in the Index, or purchase securities that are not yet represented in the Index, in anticipation of their removal from or addition to the Index.

With respect to when and why a Fund may utilize sampling, the Registrant notes the sentence below, also currently included in the “Principal Strategies” discussion in the “Additional Strategies Information” section, providing examples of circumstances that may prevent a Fund from replicating its Index.

For example, the Fund may not be able to achieve a high degree of correlation with its Index when there are practical difficulties or substantial costs involved in compiling a portfolio of securities to follow the Index, when a security in the Index becomes temporarily illiquid, unavailable or less liquid, or legal restrictions exist that prohibit the Fund from investing in a security in the Index.

18.

Comment: Please disclose the SPDR MSCI USA Gender Diversity ETF’s Rule 35d-1 policies, as identified in Comment 3, in the “Additional Strategies Information” section. In addition, please state the SPDR S&P Dividend ETF’s Rule 35d-1 policy in the “Additional Strategies Information” section.

Response: With respect to the SPDR MSCI USA Gender Diversity ETF, the Registrant directs the Staff to its response to Comment 3 above. With respect to the SPDR S&P Dividend ETF, the Registrant has added the following disclosure to the “Principal Strategies” discussion in the “Additional Strategies Information” section on the prospectus:

The Fund, as described in the SAI, has adopted a non-fundamental investment policy to invest at least 80% of its net assets, plus the amount of borrowings for investment purposes, in investments suggested by its name, measured at the time of investment. The Fund will provide shareholders with at least 60 days’ notice prior to any change in this non-fundamental 80% investment policy.

19.

Comment: Please disclose each Fund’s concentration policy in response to Item 9(b) of Form N-1A. Please note it is the Staff’s position that General Instruction C.3(a), which states that information that is included in response to Items 2 through 8 need not be repeated elsewhere in prospectus, does not trump the fact that both Item 4(a) and Instruction 4 to Item 9(b) of Form N-1A request disclosure of a fund’s concentration policy.

Response: The Registrant notes each Fund’s concentration policy is disclosed in the current Item 4 principal strategy section. The Registrant acknowledges the Staff’s comment, but notes that neither Form N-1A nor the Commission’s proposing or adopting releases regarding the use of a summary prospectus indicate that General Instruction C.3(a) should not apply to Instruction 4 to Item 9(b) of Form N-1A. Therefore, the Registrant has not repeated each Fund’s concentration policy in response to Item 9.

20.

Comment: With respect to the following disclosure in the “Lending of Securities” discussion in the “Non-Principal Strategies” section, investments of cash collateral should be limited to short-term, highly liquid investments. As a result, please remove references to asset-backed securities, mortgage-related securities and repurchase agreements.

To the extent the Fund receives cash collateral, as of the date of this Prospectus, the Adviser expects to invest such cash collateral in a fund managed by the Adviser that invests in: a broad range of money market instruments; certificates of deposit and time deposits of U.S. and foreign banks; commercial paper and other high quality obligations of U.S. or foreign companies; asset-backed securities; mortgage-related securities; repurchase agreements; and shares of money market funds.

Response: The Registrant believes each Fund’s investment of cash collateral as described in the sentence above is appropriate and, therefore, respectfully declines to remove the references to asset-backed securities, mortgage-related securities and repurchase agreements. As noted in the sentence above, each Fund will invest cash collateral received from securities lending activities in shares of a fund managed by the Adviser (the “underlying fund”). Shares of the underlying fund are primarily offered to, and held by, clients that participate in the State Street Bank and Trust Company securities lending program, and the underlying fund is used exclusively for the investment of cash received as collateral for securities loans. The underlying fund currently invests only in U.S. dollar-denominated, short-term, high quality debt obligations, including asset-backed securities, mortgage-related securities and repurchase agreements. The Registrant expects the shares of the underlying fund to be highly liquid.

21.	Comment: For each Fund, please revise the second to last sentence of the “Fluctuation of Net Asset Value, Share Premiums and Discounts Risk” discussion as follows.

While the creation/redemption feature is designed to make it likely that Fund Shares normally will trade close to the Fund’s net asset value, disruptions to creations and redemptions or market volatility may result in trading prices that differ significantly from the Fund’s net asset value and widening bid-ask spreads.

Response: The Registrant notes the “Fluctuation of Net Asset Value, Share Premiums and Discounts Risk” discussion is intended to address the potential of Fund shares trading in the secondary market at a price above or below a Fund’s net asset value per share, and is not intended to address bid-ask spreads. As noted in response to Comment 11, the Registrant believes the disclosure currently included in the “Costs of Buying and Selling Shares” discussion, addresses the risks of widening bid-ask spreads.

22.

Comment: Please revise the “Authorized Participants, Market Makers and Liquidity Providers Concentration Risk” discussion to address the risk of widening bid-ask spreads. Please add similar disclosure with regards to the “Liquidity Risk” discussion.

Response: As noted in response to Comments 11 and 21, the Registrant believes the disclosure currently included in the “Costs of Buying and Selling Shares” discussion, addresses the risks of widening bid-ask spreads and, as a result, the Registrant has not revised the “Authorized Participants, Market Makers and Liquidity Providers Concentration Risk” and “Liquidity Risk” discussions as requested.

23.

Comment: With respect to the SPDR S&P Dividend ETF, please consider revising the Fund’s investment objective to (i) include the name of the index the Fund seeks to track, and (ii) include the term “U.S.” before “publicly traded issuers.”

Response: The Registrant believes the current investment objective provides an accurate description of the Index, which the Registrant believes may be more helpful to investors than including the name of the Index. In addition, the Registrant believes it is appropriate to provide specific details of the Index in “The Fund’s Principal Investment Strategy” section (e.g., that the Index is a subset of a parent index designed to measure the performance of the broad exchange-traded US equity securities universe). As a result, the Registrant respectfully declines to revise the investment objective as suggested.

24.

Comment: With respect to each Fund, if there has been portfolio repositioning as a result of the changes in Index or changes to the existing Index, as applicable, that resulted in significant portfolio turnover, please add a Portfolio Turnover Risk discussion as a principal risk of the Fund noting this. Please also add disclosure, if true, that existing and new shareholders who purchase Fund shares may experience adverse tax consequences due to the repositioning. In addition, in the SAI, please add disclosure regarding the anticipated variation in the portfolio turnover rate, per Item 16(e) of Form N-1A.

Response: With respect to the SPDR S&P Dividend ETF, the Fund did not experience significant portfolio turnover as a result of the changes to its Index’s methodology. With respect to the SPDR MSCI USA Gender Diversity ETF, while the Fund did experience significant portfolio turnover as a result of changing its Index, the Fund does not anticipate significant portfolio turnover going forward and, therefore, does not consider Portfolio Turnover Risk to be a principal risk of the Fund. The Registrant notes the “Additional Risk Information” section of the Prospectus currently includes a discussion of portfolio turnover risk as a non-principal risk. In addition, the Registrant notes the following disclosure currently included in the SAI addressing Item 16(e) of Form N-1A.

The Funds may experience higher portfolio turnover when migrating to a different benchmark index. High turnover rates are likely to result in comparatively greater brokerage expenses or transaction costs.

25.

Comment: With respect to each Fund, the Staff notes “The Fund’s Principal Investment Strategy” includes information about when the Index rebalances and reconstitutes. Please disclose in the strategy whether the Fund will reposition its portfolio on the same schedule as the Index.

Response: The Registrant notes that “The Fund’s Principal Investment Strategy” for each Fund states the Fund seeks to track the performance of the Index, which the Registrant believes sufficiently implies that the Fund generally will rebalance and reconstitute on the same schedule as the Index. However, as noted in each Prospectus, there may be instances where a Fund may sell securities that are represented in the Index, or purchase securities that are not yet represented in the Index, in anticipation of their removal from or addition to the Index. In such instances, the Fund will not rebalance its portfolio at the exact same time as the Index rebalance. As a result, the Registrant respectfully declines to add the disclosure as requested.

Statements of Additional Information:

26.

Comment: For the SPDR MSCI USA Gender Diversity ETF, please add a Rule 35d-1 policy for the term “gender diversity” to the “Investment Restrictions” section. For both the SPDR MSCI USA Gender Diversity ETF and SPDR S&P Dividend ETF, please revise the non-fundamental policies to invest at least 80% of their assets in securities that comprise their respective indexes, included in the “Investment Restrictions” section, to specify the name of each Fund’s Index and also add disclosure to the policy stating that the policy may be changed upon 60 days’ written notice to shareholders.

Response: The Registrant directs the Staff to its response to Comment 3 above for why it does not believe that the Funds are currently required to adopt a Rule 35d-1 policy with respect to securities included in the respective Index or, for the SPDR MSCI USA Gender Diversity ETF, with respect to the term “gender diversity.” With respect to the SPDR S&P Dividend ETF, the Registrant has added the following non-fundamental policy to the “Investment Restrictions” section of the SAI:

The Fund will not, under normal circumstances, invest less than 80% of its net assets, plus the amount of borrowings for investment purposes, in dividend-paying companies. Prior to any change in the Fund’s 80% investment policy, the Fund will provide shareholders with 60 days’ written notice

27.	Comment: Please disclose where appropriate how the SPDR MSCI USA Gender Diversity ETF will approach relevant ESG proxy voting issues for portfolio companies.

Response: As noted in the “Proxy Voting Policies” discussion in the SAI, the responsibility to vote proxies for the Fund has been delegated to the Adviser. The Adviser’s proxy voting policy is attached at the end of the SAI and includes, among other things, the Adviser’s proxy voting and engagement guidelines for environmental and social issues, as well as the Adviser’s proxy voting and engagement philosophy with respect to corporate governance and sustainability issues. Per Instruction 1 to Item 17(f), “a fund may satisfy the requirement to provide a description of the policies and procedures that it uses to determine how to vote proxies relating to portfolio securities by including a copy of the policies and procedures themselves.” Because the Adviser’s proxy voting policy is attached to the SAI, the Registrant does not believe further disclosure is required.

General:

28.	Comment: Please file as an exhibit the index license or sub-license agreement relevant to each Fund’s underlying index, as the Staff considers these agreements to be material.

Response: The Registrant will file the sub-license agreement applicable to each Fund in a subsequent amendment to the registration statement.

***************

Please do not hesitate to contact the undersigned at (202) 373-6133 if you have any questions concerning the foregoing.

Sincerely,

/s/ Beau Yanoshik
Beau Yanoshik

cc:	David Urman, Esq.

W. John McGuire, Esq.

Philip K.W. Smith, Esq.

SPDR MSCI USA GENDER DIVERSITY ETF

FEES AND EXPENSES OF THE FUND

The table below describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund (“Fund Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

ANNUAL FUND OPERATING EXPENSES (expenses that you pay each year as a percentage of the value of your investment):

Management fees	0.20%
Distribution and service (12b-1) fees	None
Other expenses	0.00%
Total annual Fund operating expenses	0.20%

EXAMPLE:

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated, and then sell or hold all of your Fund Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Year 1	Year 3	Year 5	Year 10
$20	$64	$113	$255

SPDR S&P DIVIDEND ETF

FEES AND EXPENSES OF THE FUND

The table below describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund (“Fund Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

ANNUAL FUND OPERATING EXPENSES (expenses that you pay each year as a percentage of the value of your investment):

Management fees	0.35%
Distribution and service (12b-1) fees	None
Other expenses	0.00%
Total annual Fund operating expenses	0.35%

EXAMPLE:

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated, and then sell or hold all of your Fund Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Year 1	Year 3	Year 5	Year 10
$36	$113	$197	$443